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                               May 9, 2023

       Michael A. Hug
       Chief Financial Officer
       Travel & Leisure Co.
       6277 Sea Harbor Drive
       Orlando, FL 32821

                                                        Re: Travel & Leisure
Co.
                                                            Form 10-K for
fiscal year ended December 31, 2022
                                                            Filed February 22,
2023
                                                            File No. 001-32876

       Dear Michael A. Hug:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2022

       Item 1. Business
       Vacation Ownership
       Consumer Financing, page 6

   1. We note your disclosure that as of December 31, 2022, 94% of your loan portfolio was current. In future
periodic filings, please enhance your disclosure to provide historic default rates for all
periods presented given the decrease in the current status of your loan portfolio
year-over-year.
       3. Revenue Recognition
       Vacation Ownership, page 61

   2. Please tell us how and when you record the revenue and liability associated with non-cash incentives bifurcated
from sales price of vacation ownership interest sales when entering
 Michael A. Hug
Travel & Leisure Co.
May 9, 2023
Page 2
         into a VOI sale, and the amounts recorded as of and for the fiscal years presented. In your response, cite the specific accounting literature relied upon.
9. Vacation Ownership Contract Receivables, page 70

3. We note you disclose elsewhere that for developer-financed sales, the VOI sales transaction price is reduced by an estimate of uncollectible consideration at the time of the sale, while noting your characterization of uncollectible consideration as loan loss provision. Further, we note that as a result of improvements in net new defaults and lower than expected unemployment rates, in fiscal year 2021 you "released a portion of your
         COVID-19 related allowance." Please confirm whether you consider loan loss provisions to be variable consideration considered constrained and excluded from revenue, and clarify and enhance your disclosure to address how you characterize the impact of your loan loss provision.
Item 8. Financial Statements
Notes to Consolidated Financial Statements
23. Segment Information, page 90

4. We note your disclosure that management uses net revenues and Adjusted EBITDA to assess the performance of the reportable segments. Please tell us how you determined it was appropriate to present more than one measure of segment of profit or loss; refer to
         ASC 280-10-50-28 and ASC 280-10-55-9.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
Accounting Branch Chief at 202.551.3856 with any questions.



FirstName LastNameMichael A. Hug                               Sincerely,
Comapany NameTravel & Leisure Co.
                                                               Division of
Corporation Finance
May 9, 2023 Page 2                                             Office of Real
Estate & Construction
FirstName LastName